UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SEQUENOM, INC.

(Name of Subject Company)

SEQUENOM, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share, including associated preferred stock purchase rights

(Title of Class of Securities)

817337405

(CUSIP Number of Class of Securities)

Dirk van den Boom, Ph.D.

President, Chief Executive Officer and Director

3595 John Hopkins Court

San Diego, California 92121

(858) 202-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

L. Kay Chandler, Esq.

Barbara L. Borden, Esq.

Rama Padmanabhan, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On July 27, 2016, Sequenom, Inc. (“Sequenom”) and Laboratory Corporation of America Holdings (“LabCorp”) issued a joint press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Savoy Acquisition Corp., a wholly owned subsidiary of LabCorp (“Purchaser”), will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Sequenom common stock, including the associated preferred stock purchase rights issued under the Rights Agreement, dated March 3, 2009, as amended, between Sequenom and American Stock Transfer & Trust Company, for $2.40 per share in cash. If successful, the Offer will be followed by a merger of Purchaser with and into Sequenom (the “Merger”).

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

(i)	Joint Press Release issued by Sequenom and LabCorp, dated July 27, 2016.

(ii)	Letter to Sequenom employees, first sent on July 27, 2016.

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